SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 27
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Circon Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    172736100
                                 (CUSIP Number)

                                 Mark H. Swartz
                            Executive Vice President
                        c/o Tyco International (US) Inc.
                                  One Tyco Park
                                Exeter, NH 03833
                                 (603) 778-9700

                             Abbe L. Dienstag, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 715-9100

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 October 1, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]


                               Page 1 of 14 pages
                        Exhibit Index appears on Page 7.

                                  SCHEDULE 13D
CUSIP No. 172736700                                          Page 2 of 14 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Tyco International Ltd.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [X]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
         AF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Bermuda
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF               Not applicable.
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING            1,959,348 (See Item 5)
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         Not applicable.
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                         1,959,348 (See Item 5)
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
            1,959,348 (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.6% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 172736700                                          Page 3 of 14 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    United States Surgical Corporation
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [X]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
         AF/WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF               Not applicable.
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING            1,959,348 (See Item 5)
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         Not applicable.
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                         1,959,348 (See Item 5)
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
            1,959,348 (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.6% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 172736700                                          Page 4 of 14 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    USS Acquisition Corp.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [X]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
         AF/WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF               Not applicable.
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING            973,174 (See Item 5)
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         Not applicable.
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                         973,174 (See Item 5)
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
            973,174 (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.3% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

                                  Schedule 13D

         Tyco International Ltd., a Bermuda company ("Tyco"), United States Surgical Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Tyco("US Surgical"), and USS Acquisition Corp, a Delaware corporation and a wholly owned subsidiary of US Surgical ("USS") hereby further amend and supplement Statement on Schedule 13D previously filed by US Surgical and USS (the "Schedule 13D") relating to the common stock, $.01 par value (the "Common Stock"), of Circon Corporation, a Delaware coporation (the "Issuer"),originally filed with the Securities and Exchange Commission (the "Commission") on August 2, 1996, as amended. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. The term Reporting Persons means each of Tyco, US Surgical and USS.

Item 2.   Identity and Background.

         Item 2 is hereby amended and supplemented by adding the following infomation with respect to Tyco as follows:

(a)-(c) Tyco's registered offices are located at The Gibbons Building, 10 Queen Street, Hamilton HM11 Bermuda, and its telephone number is (441) 292-8674. The executive offices of Tyco International (US) Inc., Tyco's principal United States subsidiary, are located at One Tyco Park, Exeter, New Hampshire 03833, and its telephone number is (603) 778-9700.

         Tyco is a diversified manufacturing and service company that, through its subsidiaries, operates in four segments: (i) the manufacture and distribution of disposable medical supplies and other specialty products, and the conduct of vehicle auctions and related services; (ii) the design, manufacture, installation and service of fire detection and suppression systems, and the installation, monitoring and maintenance of electronic security systems;
(iii)the design, manufacture and distribution of flow control products; and (iv) the design, manufacture and distribution of electrical and electronic components, and the design, manufacture, installation and service of undersea cable communication systems.

         The  name,  business  address  and  present  principal   occupation  or
employment of each of the executive officers and directors of Tyco, are set forth on Schedule II annexed hereto, which is incorporated herein by reference.

         (d) - (e) During the last five years, none of Tyco, and, to the best knowledge of Tyco, none of the persons listed on Schedule II hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Except as indicated on Schedule II each natural person identified in this amendment to Item 2 is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and supplemented by adding the following infomation with respect to Tyco as follows as follows:

         Tyco acquired its beneficial ownership in the Common Stock of the Issuer as a result of the consummation, on October 1, 1998, of the merger (the "Tyco/US Surgical Merger") of US Surgical with a subsidiary of Tyco. In the merger, each share of common stock of US Surgical was exchanged for 0.7606 common shares of Tyco.

Item 4.   Purpose of Transaction.

         Item 4 is hereby amended and supplemented by adding the following infomation with respect to Tyco as follows as follows:

         At the invitation of the Issuer and following the conduct of certain due diligence investigations, in September 1998 Tyco submitted a bid for the acquisition of the Issuer by Tyco. That bid has been rejected by the Issuer.

Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby amended as follows:

         (a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 1,959,348 shares of Common Stock of the Issuer (the "Shares"). Based upon publicly available information, such Shares represent approximately 14.6% of the outstanding Shares./1/


                                  Page 6 of 14
--------



/1/ As of June 30, 1998, 13,396,794 Shares were outstanding.

(b) The Reporting Persons share the power to vote or to direct the vote, and share the power to dispose or to direct the disposition, of the Shares held by them.

(c) Other than the indirect acquisition of the shares of Common Stock by Tyco as a result of the Tyco/US Surgical Merger, none of the Reporting Persons has effected any transactions in the class of securities reported.

(d) Not applicable.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by adding the following infomation with respect to Tyco as follows as follows:

         In connection with Tyco's due diligence investigation referred to in
Item 4, a subsidiary of Tyco entered into a confidentiality agreement for the benefit of the Issuer.


Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

Exhibit 1. Agreement of Joint Filing pursuant to Rule 13d- 1(k)(l) promulgated under the Securities Exchange Act of 1934, as amended.

                                          SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  October 13, 1998



                                    TYCO INTERNATIONAL LTD.

                                            /s/ Mark H. Swartz
                                        ------------------
                                    By:     Mark H. Swartz
                                            Executive Vice President &
                                            Chief Financial Officer

                                    SIGNATURE



         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  October 13, 1998



                                    UNITED STATES SURGICAL CORPORATION

                                        /s/ Mark H. Swartz
                                        -------------------------
                                        By: Mark H. Swartz
                                            Vice President

                                    SIGNATURE



         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  October 13, 1998



                                        USS Acquisition Corp.

                                       /s/ Mark H. Swartz
                                       -----------------------
                                       By: Mark H. Swartz
                                            Vice President

                                   SCHEDULE II

                        EXECUTIVE OFFICERS AND DIRECTORS

The name and present principal occupation or employment of each of the executive officers and directors of Tyco International Ltd. ("Tyco") are set forth below.

Name and Position             Current Business          Present Principal
Held                          Address                   Occupation or
                                                        Employment
L. Dennis                     c/o Tyco                  Chairman of the
Kozlowski,                    International (US)        Board, President
Chairman of the               Inc. ("Tyco (US)")        and Chief
Board, President &            One Tyco Park             Executive Officer
Chief Executive               Exeter, NH 03833          of Tyco.
Officer

Michael A.                    P.O. Box 1598             Non-executive
Ashcroft,                     Belize City,              Chairman of BHI
Director                      Belize                    Corporation
(citizen of
Belize)

Joshua M. Berman,             919 Third Avenue          Counsel to the law
Director and Vice             New York, NY 10022        firm of Kramer,
President                                               Levin, Naftalis &
                                                        Frankel

Richard S. Bodman,            2 Wisconsin Circle        Managing General
Director                      Suite 610                 Partner of AT&T
                              Chevy Chase, MD           Ventures LLC
                              20815

John F. Fort, III,            2003 Milford St.          Director of Tyco
Director                      Houston, TX 77098

Steven W. Foss,               380 Lafayette Rd.         President of Foss
Director                      Hampton, NH 03842         Manufacturing
                                                        Company, Inc.

Richard A.                    2829 Townsgate Rd.        President of Tyco
Gilleland,                    Suite 101                 Healthcare
Director                      West Lake Village,        Products Group
                              CA 91361

Name and Position               Current Business        Present Principal
Held                            Address                 Occupation or
                                                        Employment
Phillip M.                      152 West 57th St.       Co-Managing
Hampton,                        44th Floor              Director of R. H.
Director                        New York, NY 10019      Arnold & Co.

James S. Pasman,                29 The Trillium         Director of Tyco
Jr.                             Pittsburgh, PA
Director                        15238

W. Peter Slusser,               One Citicorp            President of
Director                        Center                  Slusser
                                Suite 5100              Associates, Inc.
                                153 East 53rd St.
                                New York, NY 10022

Frank E. Walsh,                 330 South Street        Chairman of
Jr.,                            Morristown, NJ          Sandyhill
Director                        07962-1975              Foundation

Jerry R. Boggess,               c/o Tyco (US)           Vice President of
Vice President of               Three Tyco Park         Tyco (US)
Tyco (US)                       Exeter, NH 03833

David P. Brownell,              c/o Tyco (US)           Senior Vice
Senior Vice                     1750 Clintmore Rd.      President of Tyco
President                       P.O. Box 5034           (US)
                                Boca Raton, FL
                                33431

Robert P. Mead,                 c/o Tyco (US)           Vice President of
Vice President of               Three Tyco Park         Tyco (US)
Tyco (US)                       Exeter, NH 03833

Richard J. Meelia,              15 Hampshire St.        Vice President of
Vice President of               Mansfield, MA           Tyco (US)
Tyco (US)                       02048

Mark H. Swartz,                 c/o Tyco (US)           Executive Vice
Executive Vice                  One Tyco Park           President & Chief
President & Chief               Exeter, NH 03833        Financial Officer
Financial Officer                                       of Tyco

Name and Position              Current Business         Present Principal
Held                           Address                  Occupation or
                                                        Employment
Mark A. Belnick,               c/o Tyco (US)            Executive Vice
Executive Vice                 712 Fifth Avenue         President & Chief
President & Chief              48th Floor               Corporate Counsel
Corporate Counsel              New York, NY 10019       of Tyco

                                    Exhibit 1

                                  Agreement of Joint Filing


               Pursuant to 13d-1(k)(l) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

               IN WITNESS WHEREOF, the undersigned have executed this Agreement.

                                                 TYCO INTERNATIONAL LTD.

                                                 /s/ Mark H. Swartz
                                                 ------------------
                                                 By:  Mark H. Swartz
                                                      Executive Vice President &
                                                      Chief Financial Officer

                                                 UNITED STATES SURGICAL
                                                 CORPORATION

                                                 /s/ Mark H. Swartz
                                                 ------------------
                                                 By:  Mark H. Swartz

                                                 USS ACQUISITION CORP.

                                                 /s/ Mark H. Swartz
                                                 ------------------
                                                 By:  Mark H. Swartz
                                                      Vice President
                                  Page 14 of 14